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                                 PRESS RELEASE

FOR IMMEDIATE RELEASE

WHITMAN'S CANDIES SUBSIDIARY COMMENCES $5.75 PER SHARE TENDER OFFER FOR ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

Kansas City, MO (May 10, 1999). Whitman's Candies, Inc. today announced that its wholly-owned subsidiary, WC-RMA Corp., has commenced a cash tender offer for any and all outstanding shares of Rocky Mountain Chocolate Factory, Inc. (NASDAQ:
RMCF) at $5.75 per share. Whitman's, based in Kansas City, Missouri, is an affiliate of Russell Stover Candies, Inc., the country's largest producer of boxed chocolates. Whitman's markets and sells a variety of candy and confectionery products, including the famous "Whitman's Sampler" boxed chocolates, throughout the world.

    WC-RMA Corp.'s offer provides Rocky Mountain's shareholders a 64% premium over Rocky Mountain's closing price on Friday, May 7, 1999 and a 73.1% premium over Rocky Mountain's 30-day average closing price. The offer will expire at 5 p.m. EDT on Wednesday, June 16, 1999, unless extended.

In a recent press release, Rocky Mountain announced that earnings per share for the fiscal year ended February 28, 1999 will be significantly lower than previously anticipated. In that press release, Rocky Mountain cited a number of factors as contributing to its lower earnings, including certain failures relating to sales to distribution channels outside Rocky Mountain's system of retail stores, incremental costs associated with the start-up and closure of a remote packaging facility, production inefficiencies caused by facility space constraints and the lack of a sufficient seasonal work force, product overproduction problems and higher than expected third-party shipping costs.

Richard S. Masinton, Chief Administrative Officer of Whitman's, stated, "Notwithstanding the problems Rocky Mountain Chocolate Factory has encountered, we continue to admire the quality of Rocky Mountain's products and are impressed by their company-owned and franchised stores. Rocky Mountain should take great pride in their accomplishments to date."

Thomas S. Ward, Co-President of Whitman's, said that one of Whitman's priorities would be to discontinue the sales of Rocky Mountain products in distribution channels outside Rocky Mountain's system of retail stores. "The strength of Rocky Mountain lies in the strength of its franchisees and their retail stores. We believe that the production, operating and manufacturing efficiencies that Whitman's can provide, together with the strong brand awareness and quality reputation of Rocky Mountain will create a strong base of support for the franchisee network. We would plan to work with the franchisees to continue to expand sales and build on the Rocky Mountain brand name."

Whitman's said that the offer is conditioned upon, among other things, the tender to the Company of a majority of Rocky Mountain shares on a fully-diluted basis, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and Rocky Mountain's not taking any defensive corporate action in opposition to Whitman's offer.

Nesbitt Burns Securities Inc. is serving as financial advisor to the Company. D.F. King & Co., Inc. is serving as information agent for the offer.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of Rocky Mountain. The offer is made solely by WC-RMA Corp.'s Offer to Purchase dated May 10, 1999 and the related letter of transmittal.

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Contact:   Richard S. Masinton          David Casper
           Whitman's Candies, Inc.      Nesbitt Burns Securities Inc.
           1000 Walnut, Suite 900       111 West Monroe St.
           Kansas City, Missouri 64106  20th Floor East
           (816) 842-9240: phone        Chicago, Illinois 60603
           (816) 842-0156: fax          (312) 461-3292: phone
           dick.masinton@rstover.com    (312) 461-6327: fax
                                        david.casper@nesbittburns.com
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